

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2014

Via E-mail
Mr. William Van Vliet
Chief Executive Officer
Renewable Fuel Corp
7251 West Lake Mead Boulevard, Suite 300
Las Vegas, NV  89128

> **RE: Renewable Fuel Corp**
> **Form 10-K for the Year Ended September 30, 2013**
> **Filed February 4, 2014**
> **File No. 0-53732**

Dear Mr. Van Vliet:

We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief